AMENDMENT TO THE CERTIFICATE OF INCORPORATION

OF

B GREEN INNOVATIONS, INC.

B Green Innovations, Inc., a corporation organized and existing under the laws of the State of New Jersey (the “Corporation”), hereby certifies as follows:

1. The name of the corporation is B Green Innovations, Inc. The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on April 25, 2003.

2. This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on August 28, 2014 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the “Corporation Law”) and by the written consent in lieu of a shareholders’ meeting of a majority of the eligible voting shares on August 28, 2014.

3. On August 28, 2014, there were a total 9,776,422, 925 eligible votes to be cast consisting of 4,916,172,925 Class A Common Stock Shares and 194,410 Class B Common Stock Shares. In the written consent of shareholders in lieu of meeting, no votes were cast against this Amendment and all Class B Common Stock Shares were cast in favor of this Amendment, equal to 54.2% of all eligible votes cast.

4. The Amendment to the Certificate of Incorporation herein certified shall consolidate all of the Class A Common Stock Shares pursuant to a reverse split in the ratio of One (1) new share for every Ten Thousand (10,000) shares currently held by a stockholder. No fractional shares or scrip shall be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share shall be rounded up into One (1) whole new share. Prior to the reverse split, there were a total of ten billion (10,000,000,000) Class A Common Stock Shares, no par value per share authorized, of which 4,916,172,925 Class A Common Stock Shares, no par value per share were issued and outstanding. Following the reverse split, there will be 491,618 shares of Class A Common Stock Shares, no par value per share issued and outstanding.

5. The Amendment to the Certificate of Incorporation herein certified also authorizes a reduction in the number of Class A Common Stock Shares, from ten billion (10,000,000,000) no par value per share, to five hundred million (500,000,000) no par value per share authorized to be effective immediately following the foregoing reverse split, on or about September 15, 2014 or whenever FINRA approves the reverse split, whichever date is later.

6. This Amendment to the Certificate of Incorporation will not adversely affect the par value, number of authorized shares, rights or preferences of the holders of outstanding shares of Class B Common Stock, Class C Common Stock and Preferred Stock.

7. The reverse stock split will occur as soon as practicable following acceptance of this Amendment to the Certificate of Incorporation by the Treasurer of the State of New Jersey and the approval of FINRA.

8. To accomplish the foregoing amendment, the first three paragraphs of Article III of the Corporation’s Certificate of Incorporation shall be deleted in their entirety and replaced with the following to read as:

ARTICLE III

Capital Stock

The aggregate number of shares which the Corporation shall have authority to issue is 571,000,000 shares of common stock and preferred stock. The stock of this Corporation shall be divided into four classes, consisting of:

Class A Common Stock 500,000,000 shares authorized, no par value per share

Class B Common Stock 50,000,000 shares authorized, $.01 par value per share

Class C Common Stock 20,000,000 shares authorized, $.01 par value per share

Preferred Stock 1,000,000 shares authorized, $1 par value per share, and

The board of directors is hereby authorized to prescribe the classes, the series, the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of stock. The shares of Preferred Stock may be issued and reissued from time to time in one or more series. The Board of Directors hereby is authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights and terms of redemption (including, without limitation, sinking fund provisions and the redemption price or prices), the liquidation preferences, and any other rights, preferences, privileges, attributes or other matters with respect to any wholly unissued series of Preferred Stock, including the authority (a) to determine the number of shares constituting any such Series And the designation thereof; and (b) to increase the number of shares of any Series At any time.  In case the outstanding shares of any such series shall be reacquired or shall not be issued, such shares may be designated or re-designated and altered, and issued or reissued, hereunder, by action of the Board of Directors.  The Board of Directors also shall have such other authority with respect to shares of Preferred Stock that may be reserved to the Board of Directors by law.

“Class A Common Stock Shares. The Class A Common Stock Shares shall have no par value per share. With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Class A Common Stock Shares shall be entitled on each matter to cast One (1) vote in person or by proxy for each share of the Class A Common Stock Shares standing in his, her or its name without regard to class, except as to those matters on which separate class voting is required by applicable law. There shall be no cumulative voting by shareholders.

All shares of Class A Common Stock of the Corporation shall be consolidated pursuant to a reverse split in the ratio of One (1) new share for every Ten Thousand (10,000) shares currently held by a stockholder. No fractional shares or scrip shall be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share shall be rounded up, and the fractional share shall be converted into One (1) new whole share of Class A Common Stock. Prior to the reverse split, there were a total of Ten Billion (10,000,000,000) Class A Common Stock Shares authorized. Immediately following the reverse split, there will be Five Hundred Million (500,000,000) Class A Common Stock Shares, no par value.

IN WITNESS WHEREOF, the Corporation has caused this Amendment of the Certificate of Incorporation to be executed by a duly authorized officer on September 4, 2014.

B Green Innovations, Inc.